UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 001-12793

StarTek, Inc.
(Exact name of registrant as specified in its charter)

4610 South Ulster Street, Suite 150
Denver, Colorado 80237
(303) 262-4500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, $0.01 par value per share
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: one*.

*On October 10, 2023, StarTek, Inc. (the “Registrant”) entered into the Agreement and Plan of Merger (the “Merger Agreement”), by and among the Registrant, Stockholm Parent, LLC (“Parent”), and Stockholm Merger Sub, Inc. (“Merger Sub”). Upon the terms and subject to the conditions provided in the Merger Agreement, and in accordance with the General Corporation Law of Delaware, at the effective time of the Merger (as defined herein), Merger Sub will merge with and into the Registrant, with the Registrant continuing as the surviving corporation (the “Merger”).

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, StarTek, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

StarTek, Inc.

Date: January 19, 2024	By:	/s/ Bharat Rao
Name: Bharat Rao
Title: Chief Executive Officer